SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F ☑ Form 40-F ☐

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes ☐ No ☑

HIGHLIGHTS
MANAGING DIRECTOR’S REVIEW
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
FINANCIAL INFORMATION
Notes to the consolidated interim condensed financial statements
SIGNATURES

COCA-COLA HBC S.A.

Results for the nine months to 27 September 2002 (IAS)

Coca-Cola HBC (“CCHBC”) is the world’s second largest Coca-Cola bottler, serving a population of over 500 million people in 26 countries. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depository Receipts are listed on the New York Stock Exchange (NYSE:CCH).

HIGHLIGHTS

•	Nine months net profit more than doubled to €82 million, from €24 million for the nine months of 2001, on a constant territory basis

•	Nine months EBITDA* of €495 million, 16% ahead of 2001, +14% on a constant territory basis

•	Nine months volume of 972 million unit cases, 17% ahead of 2001, +6% on a constant territory basis

•	Nine months net sales revenue of €3.1 billion, 14% ahead of 2001, +7% on a constant territory basis

Irial Finan, Managing Director of Coca-Cola HBC, commented:
“I am pleased to report that our performance year to date remains very strong, and in line with our full year targets. Our performance for the third quarter is more than satisfactory reflecting our ability to manage all aspects of our business and the diversity of our portfolio of markets despite the poor weather conditions in Europe. Our expectations for the full year remain in line with previous ranges of expected EBITDA growth between 14%-16% and expected volume growth of 6%-7%. These results fully support our continuous focus on improving long term returns for the group.”

14 November 2002

*	EBITDA (earnings before interest, tax, depreciation and amortisation which we calculate as operating profit plus depreciation and amortisation) is a key measure of performance.

Note:	We refer to information on a constant territory basis. The constant territory basis adjusts the results for the acquisition of the new Russian territories and Baltic States of Estonia, Lithuania and Latvia as if they had been acquired from the beginning of 2001, to provide comparable information for 2002.

Financial information in this announcement is presented on the basis of International Accounting Standards (“IAS”). CCHBC also prepares financial information under US generally accepted accounting principles (“US GAAP”).
US GAAP highlights and nine-month year to date and third quarter 2002 financials, including a reconciliation to IAS are available on our website: www.coca-colahbc.com

COCA-COLA HBC S.A.

Results for the nine months to 27 September 2002 (IAS)

ENQUIRIES:

Company Contact:

Coca-Cola HBC

Melina Androutsopoulou	Tel: +30 210 618 3100

Investor Relations Director	email: melina.androutsopoulou@cchbc.com

European press contact

FD Athens	Tel: +30 210 721 6060

Alastair Hetherington	email: alastair.hetherington@fd.com

US press contact

FD Morgen — Walke	Tel: +1 212 850 5600

Christine Mohrmann	email: cmohrmann@fdmw.com

COCA-COLA HBC S.A.

Results for the nine months to 27 September 2002 (IAS)

MANAGING DIRECTOR’S REVIEW

I am pleased to report continued strong performance despite the poor weather conditions throughout most of Europe. Additionally, our performance for the third quarter is more than satisfactory reflecting our ability to manage all aspects of our business and the diversity of our portfolio of markets.

Volume growth for the nine months was 6% to 972 million unit cases, while for the third quarter volume increased by 4% to 359 million unit cases, both on a constant territory basis. September year to date, 85% of our volume came from CSDs and 15% from non-CSDs. We continue to see a significant improvement in the profitability of our business. Total EBITDA for the nine months was €495 million, up 16% over prior year on a reported basis and up 14% on a constant territory basis. More impressively, our net income has more than doubled to €82 million from €24 million for the nine months of 2001 on a constant territory basis.

Volume
In our established markets, nine months volume was 405 million unit cases, 3% ahead of 2001, while third quarter volume was 141 million unit cases, 1% below prior year. As previously communicated, third quarter volume in our established markets was negatively impacted by exceptionally poor weather conditions across most parts of Europe. With the exception of Ireland third quarter volume in our established countries was below our expectations. On a year to date basis all established countries continue to show positive growth against 2001.

Developing markets volume for the nine months was 200 million unit cases, 4% ahead of prior year, on a constant territory basis. Volume for the third quarter was 76 million unit cases, 6% ahead of prior year on a constant territory basis. The good performance in the third quarter was primarily driven by the Baltic states and Poland which benefited from the particularly good weather in the Scandinavia/Baltic region. Third quarter volume in Poland was 16% ahead of prior year. Most countries south of Poland such as Hungary, Czech and Croatia suffered from extremely poor weather.

Volume in emerging markets for the nine months was 366 million unit cases 11% ahead of last year on a constant territory basis. Third quarter volume was 142 million unit cases, 8% ahead of prior year on a constant territory basis. Volume in Russia on a year to date basis grew by 17% over prior year with strong sales of our core brands and our water products. In Nigeria, the macroeconomic slowdown continued to have a negative impact on purchasing power and resulted in year to date volume being slightly below prior year.

EBITDA
Established markets EBITDA was €261.4 million year to date and €100.1 million for the third quarter, 4% up from prior year. Despite soft volume performance, we maintained our planned investments, which we believe is in the long term interest of our business.

Developing markets EBITDA for the nine months was €84.5 million up 17% over prior year and up 15% for the third quarter to €38.6 million, on a constant territory basis. All territories had positive year to date EBITDA growth reflecting our strategy to build sustainable and profitable business in these markets.

COCA-COLA HBC S.A.

Results for the nine months to 27 September 2002 (IAS)

On a constant territory basis, emerging markets EBITDA year to date reached €148.6 million, up 41% and for the third quarter €64.7 million, up 20% over the prior year. EBITDA in Russia for the nine months more than doubled against prior year on a constant territory basis.

Taxation
 The group’s effective tax rate, adjusting for goodwill amortisation, is 28% (as compared to 31% in 2001) for the nine months to September 2002. Increased country profitability has enabled us to achieve a lower effective group rate as tax losses and other tax efficiencies are recognised. We anticipate the effective rate, excluding amortisation of goodwill, to be in the lower half of the 30-35% range for the full year.

Capital Expenditure
 Net Capital Expenditures for the group year to date are €195 million. Our full year expectation for 2002 as previously stated remains at approximately €300 million and will cover the pre-spending required for specific projects to ensure a dynamic start to 2003.

Acquisition update
 We successfully closed the acquisition of the Swiss mineral water company, Valser Mineralquellen AG on September 30, 2002.

We expect to close the acquisition of the Romanian mineral water company, Dorna Apenim S.A. prior to the 31st of December 2002.

Both transactions are joint acquisitions with The Coca-Cola Company.

Water plant in Hungary
 In line with the dual water strategy that we are jointly pursuing with The Coca-Cola Company our greenfield water plant in Hungary began operations on September 21st, 2002. We do not expect this to have a material impact on our fourth quarter results.

New York Stock Exchange Listing
 We listed on the New York Stock Exchange on 10 October 2002. We anticipate that this development will benefit all of our shareholders over the long term as our company becomes more visible to the international investment community.

2002 Outlook
 While recent weather conditions have not been favorable in many of our markets, as reflected in our third quarter volume, we remain committed to the previous ranges of expected volume growth of 6-7% on a constant territory basis and expected EBITDA growth of 14-16% versus the 2001 base of €492.6 million. We are also on track for a strong increase in our return on tangible assets of over 200 basis points.

2003 Guidance
 We are in the process of finalizing our plans for 2003. We currently forsee our ability to achieve our long-term objectives for volume growth in the range of 6-8% and EBITDA growth of 10-12% for constant territory growth. We will provide additional guidance in February including information on the water acquisitions in Switzerland and Romania. In addition, we continue to benefit from the operating leverage in our EBIT and net income as we implement our profitable revenue strategy.

COCA-COLA HBC S.A.

Results for the nine months to 27 September 2002 (IAS)

Conference call and audio webcast
 Coca-Cola HBC will host a conference call with financial analysts to discuss the nine-month and third quarter of 2002 results on November 14, 2002 at 16:00 hours, Athens time (14:00 hours London time and 09:00 hours New York time). Interested parties can access the live, audio webcast through Coca-Cola HBC’s website (www.coca-colahbc.com).

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

         This document contains forward-looking statements that involve risks and uncertainties. In some cases, we use words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in amended registration statement on form 20-F filed with the U.S. Securities and Exchange Commission on October 8, 2002 (File No 1-31466). Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the interim consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

COCA-COLA HBC S.A.

Results for the nine months to 27 September 2002 (IAS)

FINANCIAL INFORMATION

	Nine months to 27 September 2002			Three months to 27 September 2002

			% Change			% Change
		% Change	Constant		% Change	Constant
		Reported	Territory		Reported	Territory

Volume in unit cases	971.7 million	+17%	+6%	358.6 million	+16%	+4%

Sales	€3,079.3 million	+14%	+7%	€1,099.9 million	+10%	+2%

EBITDA	€494.5 million	+16%	+14%	€203.4 million	+15%	+10%

Operating Profit	€210.8 million	+35%	+38%	€107.8 million	+25%	+14%

Net Profit	€82.0 million	100%	100%	€65.1 million	+70%	+56%

			% Change			% Change
Nine months to 27	Volume (million	% Change	Constant	EBITDA	% Change	Constant
September 2002	unit cases)	Reported	Territory	(€ million)	Reported	Territory

Established Markets	404.9	+3%	+3%	261.4	+4%	+4%

Developing Markets	200.5	+11%	+4%	84.5	+24%	+17%

Emerging Markets	366.3	+42%	+11%	148.6	+40%	+41%

Coca-Cola HBC	971.7	+17%	+6%	494.5	+16%	+14%

			% Change			% Change
	Volume (million	% Change	Constant	EBITDA	% Change	Constant
3rd Quarter 2002	unit cases)	Reported	Territory	(€ million)	Reported	Territory

Established Markets	140.6	-1%	-1%	100.1	+4%	+4%

Developing Markets	76.4	+14%	+6%	38.6	+23%	+15%

Emerging Markets	141.6	+40%	+8%	64.7	+32%	+20%

Coca-Cola HBC	358.6	+16%	+4%	203.4	+15%	+10%

Percentage change refers to change versus the prior year comparable period. Percentage change on a constant territory basis is calculated assuming that all of our recently acquired territories (Russia and the Baltics) had been part of the group since 1 January 2001.

COCA-COLA HBC S.A.

Results for the nine months to 27 September 2002 (IAS)

Condensed consolidated income statement (unaudited)

		Three months to	Three months to
		27 September 2002	28 September 2001
	Note	€ million	€ million

Sales	3	1,099.9	998.1

Cost of goods sold		(643.8)	(593.6)

Gross profit		456.1	404.5

Operating expenses		(320.2)	(291.3)

Amortisation of goodwill		(28.1)	(27.1)

Total operating expenses		(348.3)	(318.4)

Operating profit		107.8	86.1

Finance costs	4	(12.3)	(15.7)

Share of results of associates		0.5	0.9

Profit before taxation		96.0	71.3

Taxation	5	(25.1)	(29.5)

Profit after taxation		70.9	41.8

Minority interests		(5.8)	(3.5)

Net profit		65.1	38.3

Basic profit per share (cents)	6	27.5	16.2

Volume (million unit cases)	3	359	310

EBITDA (€ million)	3	203.4	177.1

COCA-COLA HBC S.A.

Results for the nine months to 27 September 2002 (IAS)

Condensed consolidated income statement (unaudited)

		Nine months to	Nine months to
		27 September 2002	28 September 2001
	Note	€ million	€ million

Sales	3	3,079.3	2,691.6

Cost of goods sold		(1,833.4)	(1,634.0)

Gross profit		1,245.9	1,057.6

Exceptional items	10	0.0	6.7

Operating expenses		(951.4)	(826.6)

Amortisation of goodwill		(83.7)	(82.0)

Total operating expenses		(1,035.1)	(901.9)

Operating profit		210.8	155.7

Finance costs	4	(43.8)	(51.0)

Share of results of associates		1.4	2.8

Profit before taxation		168.4	107.5

Taxation	5	(69.7)	(59.2)

Profit after taxation		98.7	48.3

Minority interests		(16.7)	(9.8)

Net profit		82.0	38.5

Basic profit/(loss) per share (cents)	6	34.6	16.3

Volume (million unit cases)	3	972	831

EBITDA (€ million)	3	494.5	425.8

EBITDA before exceptional items (€ million)	3	494.5	419.1

COCA-COLA HBC S.A.

Results for the nine months to 27 September 2002 (IAS)

Condensed consolidated balance sheet (unaudited)

		As at	As at
		27 September 2002	31 December 2001
	Note	€ million	€ million

Assets

Property, plant and equipment	7	2,020.9	2,068.8

Intangible assets	7	1,837.1	1,916.7

Other non-current assets		29.0	27.8

Total non-current assets		3,887.0	4,013.3

Inventories		330.1	286.3

Trade and other receivables		768.6	625.5

Cash and cash equivalents		176.5	152.6

Total current assets		1,275.2	1,064.4

Total assets		5,162.2	5,077.7

Liabilities

Short-term borrowings		237.6	208.9

Other current liabilities		883.5	816.5

Total current liabilities		1,121.1	1,025.4

Long-term borrowings	8	1,210.9	1,204.9

Other non-current liabilities		206.4	198.3

Total non-current liabilities		1,417.3	1,403.2

Equity	9	2,506.3	2,538.0

Minority interests		117.5	111.1

Total equity and liabilities		5,162.2	5,077.7

COCA-COLA HBC S.A.

Results for the nine months to 27 September 2002 (IAS)

Condensed consolidated cash flow statement (unaudited)

		Nine months to	Nine months to	12 months to
		27 September 2002	28 September 2001	31 December 2001
	Note	€ million	€ million	€ million
Operating profit		210.8	155.7	125.1

Depreciation		200.0	188.1	257.0

Amortisation of goodwill		83.7	82.0	110.5

EBITDA	3	494.5	425.8	492.6

(Profit)/loss on disposal of fixed assets		(3.0)	(0.2)	7.5

Change in working capital:

Inventories		(54.8)	(32.6)	(4.8)

Trade and other receivables		(134.3)	(97.5)	(6.5)

Trade payables and other liabilities		47.5	125.6	48.5

Tax paid		(40.0)	(49.8)	(42.7)

Net cash inflow from operating activities		309.9	371.3	494.6

Investing activities:

Capital expenditure on tangible fixed assets		(212.7)	(179.1)	(271.1)

Proceeds on sale of tangible fixed assets		17.8	16.5	21.3

Proceeds from disposal of investments		0.2	—	0.6

Net payments for acquisition of subsidiaries	11	(117.3)	—	(24.4)

Acquisition of franchise agreements and canning rights	12	—	(42.4)	(42.4)

Net cash outflow from investing activities		(312.0)	(205.0)	(316.0)

Financing activities:

Increase/(decrease) in borrowings		122.3	(42.5)	(59.1)

Net interest paid		(38.6)	(54.7)	(74.3)

Net dividend paid		(49.8)	(47.6)	(47.6)

Net cash inflow/(outflow) from financing activities		33.9	(144.8)	(181.0)

Increase/(decrease) in cash and cash equivalents		31.8	21.5	(2.4)

Movement in cash and cash equivalents:

At start of the year		152.6	156.7	156.7

Increase/(decrease) in cash and cash equivalents		31.8	21.5	(2.4)

Effect of exchange difference on translation		(7.9)	0.3	(1.7)

At end of the period		176.5	178.5	152.6

COCA-COLA HBC S.A.

Results for the nine months to 27 September 2002 (IAS)

Notes to the consolidated interim condensed financial statements

1.   Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2001.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These consolidated condensed financial statements should be read in conjunction with the 2001 annual financial statements, which include a full description of the group’s accounting policies.

2.   Exchange rates

For CCHBC, the directors believe that the euro is the most appropriate reporting currency as it is the currency most closely aligned to the operating currencies of the CCHBC group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average		Closing
	9 months to September		27 September	31 December
	2002	2001	2002	2001

US dollar	0.93	0.90	0.98	0.90

UK sterling	0.63	0.62	0.63	0.61

Polish zloty	3.81	3.63	4.06	3.53

Nigerian naira	112.02	100.71	123.81	102.48

Hungarian forint	243.59	261.11	243.00	245.30

Swiss franc	1.47	1.53	1.46	1.48

COCA-COLA HBC S.A.

Results for the nine months to 27 September 2002 (IAS)

Notes to the consolidated interim condensed financial statements (cont’d)

3.   Segmental analysis

The group has one business, being the bottling and distribution of soft drinks and related products.

The following market groupings have been adopted for secondary segmental analysis:

Established markets:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets:	Armenia, Belarus, Bosnia, Bulgaria, Federal Republic of Yugoslavia, FYROM, Moldova, Nigeria, Romania, Russia and Ukraine.

Information presented below is based on actual results for the prior year and for the three months and nine months to 27 September 2002.

	Volume in unit
	cases	Sales	EBITDA*
	million	€ million	€ million

Established markets

3 months to 27 September 2002	140.6	572.4	100.1

3 months to 28 September 2001	142.2	560.1	96.7

9 months to 27 September 2002	404.9	1650.5	261.4

9 months to 28 September 2001	392.6	1555.3	252.1

12 months to 31 December 2001	502.3	1999.3	292.5

Developing markets

3 months to 27 September 2002	76.4	209.5	38.6

3 months to 28 September 2001	66.8	189.3	31.4

9 months to 27 September 2002	200.5	551.1	84.5

9 months to 28 September 2001	180.1	503.5	61.2

12 months to 31 December 2001	232.8	644.1	61.4

Emerging markets

3 months to 27 September 2002	141.6	318.0	64.7

3 months to 28 September 2001	100.8	248.7	49.0

9 months to 27 September 2002	366.3	877.7	148.6

9 months to 28 September 2001	258.5	632.8	105.8

12 months to 31 December 2001	350.7	867.8	132.0

Total CCHBC

3 months to 27 September 2002	358.6	1099.9	203.4

3 months to 28 September 2001	309.8	998.1	177.1

9 months to 27 September 2002	971.7	3079.3	494.5

9 months to 28 September 2001	831.2	2691.6	419.1

12 months to 31 December 2001	1085.8	3511.2	485.9

*EBITDA for the nine months to 28 September 2001 and full year 2001 is shown excluding exceptional operating income, as described in note 10.

COCA-COLA HBC S.A.

Results for the nine months to 27 September 2002 (IAS)

Notes to the consolidated condensed interim financial statements (cont’d)

4.   Finance costs

	9 months to	9 months to	12 months to
	27 September 2002	28 September 2001	31 December 2001
	€ million	€ million	€ million

Net interest payable	40.0	50.4	64.4

Net monetary (profit)/loss and hyper-inflationary exchange losses	3.8	0.6	0.2

Other finance costs	—	—	1.6

Total finance costs	43.8	51.0	66.2

	3 months to	3 months to
	27 September 2002	28 September 2001
	€ million	€ million

Net interest payable	14.3	15.0

Net monetary (profit)/loss and hyper-inflationary exchange losses	(2.0)	0.7

Total finance costs	12.3	15.7

5.   Taxation

The underlying effective tax rate for the group is higher than the Greek statutory rate of 35% due to the impact of non-deductible expenses, principally the amortisation of goodwill, which is not deductible for tax purposes. Statutory tax rates in the countries in which the group operates range from 0%-41%.

A best estimate of the expected full year weighted average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions. No deferred tax benefit is recognised for losses in the period.

The effective tax rate for the group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories. We anticipate the effective tax rate, excluding the amortisation of goodwill, will be in the lower half of the 30-35% for the full year 2002.

COCA-COLA HBC S.A.

Results for the nine months to 27 September 2002 (IAS)

Notes to the consolidated interim condensed financial statements (cont’d)

6.   Earnings per share, basic and adjusted

Basic earnings per share are calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the period (2002: 236,668,596 shares).

7.   Tangible and intangible assets

	Property, plant	Intangible
	and equipment	assets
	€ million	€ million

Opening net book value as at 1 January 2002	2,068.8	1,916.7

Additions	231.6	—

Arising on acquisition	24.0	12.7

Disposals	(18.3)	—

Depreciation/amortisation	(200.0)	(83.7)

Other movements including effects of exchange rate differences	(85.2)	(8.6)

Closing net book value as at 27 September 2002	2,020.9	1,837.1

8.   Borrowings

In April the Group executed a €900 million syndicated facility and cancelled an existing of €750 million syndicated loan. The facility is undrawn and exists to backstop the €1 billion Global Commercial Paper Programme that was launched in July. The change in debt facilities has not changed the amount of debt of the Group.

9.   Share Capital

Following the decision taken at the Annual General Meeting on 20 May 2002, the authorised share capital of the Company was increased by €2.4 million through the capitalisation of reserves as mandated by Greek law. As a result of this capitalisation, the par value of the shares was increased from €0.30 to €0.31.

10.   Exceptional items

The 2001 financial statements include exceptional operating income of €6.7 million in relation to settlement of an insurance claim in the second quarter of 2001.

COCA-COLA HBC S.A.

Results for the nine months to 27 September 2002 (IAS)

11.   Acquisition of Russia and the Baltics

a)	Acquisition of The Coca-Cola Company bottling operation in the Russian Federation

On 23 November 2001, the group acquired all The Coca-Cola Company owned bottling operations in Russia. Further details of the acquisition are disclosed in the 2001 annual report.

b)	Acquisition of bottling operations in Estonia, Latvia and Lithuania

On 2 January 2002, the group acquired all The Coca-Cola Company owned bottling operations in the Baltic countries of Estonia, Latvia and Lithuania. Further details of the acquisition are disclosed in the 2001 annual report.

12.   Franchise rights

In 2001, the group paid The Coca-Cola Company €39.2 million for companies in Austria and Hungary which held the rights to prepare and package beverages of The Coca-Cola Company in cans in Austria, Hungary and Switzerland. This acquisition was completed and reflected in the group’s 2000 balance sheet and the consideration, paid in 2001, was wholly in cash. In addition, during 2001, €3.2 million was paid in respect of franchise rights for Schweppes brands in Nigeria.

13.   Dividends

A dividend of 18 euro cents per share (totaling €42.6 million) for the year ended 31 December 2001 was approved by the AGM on 20 May 2002 and paid to group shareholders in June 2002.

14.   Pending acquisitions

a)	Valser Mineralquellen AG

On 9 July, CCHBC announced its intention to acquire, jointly with The Coca-Cola Company, the leading Swiss mineral water bottler, Valser Mineralquellen AG (‘Valser’), comprising a number of well-established brands, including Valser Classic, Valser Naturelle and Valser Limelite. CCHBC successfully closed the acquisition of Valser Mineralquellen AG on September 30, 2002.

b)	Dorna Apemin S.A.

On 31 July, CCHBC announced its intention to acquire jointly with The Coca-Cola Company, the majority of the shares in Romania’s premier natural mineral water company, Dorna Apemin S.A. The purchase agreement represents the majority of the shares in Dorna Apemin S.A. and comprises all brands and products including White Spring, Poiana Negri and Dorna mineral waters. The acquisition is expected to be completed prior to the 31st of December 2002.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson

Name: Jan Gustavsson

Title: General Counsel

Date: 14th November, 2002